# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spirit Aviation Holdings, Inc., CIK 0001498710
CUSIP: 84863V101
Title of class of securities: Common Stock, Restricted Stock and Warrants
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001833078

## Reporting persons
- Arena Capital Advisors, LLC- CA: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,575,185; shared voting power 0; sole dispositive power 2,575,185; shared dispositive power 0; aggregate amount beneficially owned 2,575,185 (9.9% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES A: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,575,185; shared voting power 0; sole dispositive power 2,575,185; shared dispositive power 0; aggregate amount beneficially owned 2,575,185 (9.9% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES B: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,575,185; shared voting power 0; sole dispositive power 2,575,185; shared dispositive power 0; aggregate amount beneficially owned 2,575,185 (9.9% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES C: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,575,185; shared voting power 0; sole dispositive power 2,575,185; shared dispositive power 0; aggregate amount beneficially owned 2,575,185 (9.9% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES D: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,575,185; shared voting power 0; sole dispositive power 2,575,185; shared dispositive power 0; aggregate amount beneficially owned 2,575,185 (9.9% of the class)
- Arena Short Duration High Yield Fund, LP- Series E: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,575,185; shared voting power 0; sole dispositive power 2,575,185; shared dispositive power 0; aggregate amount beneficially owned 2,575,185 (9.9% of the class)
- Arena Short Duration High Yield Fund, LP- Series F: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,575,185; shared voting power 0; sole dispositive power 2,575,185; shared dispositive power 0; aggregate amount beneficially owned 2,575,185 (9.9% of the class)
- Arena Short Duration High Yield Fund, L.P.- Series G: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,575,185; shared voting power 0; sole dispositive power 2,575,185; shared dispositive power 0; aggregate amount beneficially owned 2,575,185 (9.9% of the class)
- Arena Short Duration High Yield Fund LP - Series H: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,575,185; shared voting power 0; sole dispositive power 2,575,185; shared dispositive power 0; aggregate amount beneficially owned 2,575,185 (9.9% of the class)
- ARENA VII, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,575,185; shared voting power 0; sole dispositive power 2,575,185; shared dispositive power 0; aggregate amount beneficially owned 2,575,185 (9.9% of the class)
- Arena Opportunities Fund, LP -Series 2: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,575,185; shared voting power 0; sole dispositive power 2,575,185; shared dispositive power 0; aggregate amount beneficially owned 2,575,185 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Spirit Aviation Holdings, Inc.
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, FLORIDA, 33004.

## Item 2. Person Filing
Name of person filing: ARENA CAPITAL ADVISORS, LLC ? CA
Address of principal business office or, if none, residence: 12121 WILSHIRE BLVD. STE 1010, LOS ANGELES, CA 90025
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,575,185
Percent of class: 9.9
Sole power to vote or to direct the vote: 2,575,185
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,575,185
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Arena Capital Advisors, LLC- CA: /s/ SANIJE PERRETT, SANIJE PERRETT, MEMBER (08/06/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES A: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (08/06/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES B: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (08/06/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES C: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (08/06/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES D: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (08/06/2025)
- Arena Short Duration High Yield Fund, LP- Series E: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (08/06/2025)
- Arena Short Duration High Yield Fund, LP- Series F: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (08/06/2025)
- Arena Short Duration High Yield Fund, L.P.- Series G: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (08/06/2025)
- Arena Short Duration High Yield Fund LP - Series H: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (08/06/2025)
- ARENA VII, LLC: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF MEMBER (08/06/2025)
- Arena Opportunities Fund, LP -Series 2: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (08/06/2025)